 **LG Electronics Inc.**

LG Twin Towers
20, Yeouido-dong, Yeongdeungpo-gu, Seoul, 150-721, Korea
Tel : 82-2-3777-1114

Mr. Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



May 20, 2003

* Filing No. : 82-3857

Dear Filing Desk Officer,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed public announcements to the U.S. Securities and Exchange Commission.

- Sales and Handset Sales Results for April 2003 May 20, 2003

We will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,

K.O. Kim

K.O. Kim
Senior Manager
International Finance Group

6/9

Sales and Handset Sales Results for April 2003

(Units: 100 million KRW; 1,000 units)

	April 2003	March 2003	April 2002
Sales (100 million KRW)	17,632	19,305	15,460
By division:			
Digital Appliance	6,289	6,712	5,607
Digital Display & Media	5,044	6,006	5,442
Information & Communications	6,172	6,303	4,233
Other	127	284	178
Handset Sales (1,000 Units)	1,788	1,843	1,047

* The above figures are indicative only and are subject to change.